September 11, 2012

VIA EDGAR AND UPS

Mr. Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3010

Re:          Kite Realty Group Trust
Form 10-K for the fiscal year ended December 31, 2011
Filed March 2, 2012
File No. 001-32268

Dear Mr. Wiggins:

This letter sets forth Kite Realty Group Trust’s (the “Company”) responses to the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated August 28, 2012, to the Company’s Form 10-K for the fiscal year ended December 31, 2011.  For your reference, we have set forth each of the Staff’s original comments in italics immediately preceding our response.

Capitalization of Certain Pre-development and Development Costs, page 44

1.  We note that you capitalize indirect costs such as interest, payroll, and other G&A costs related to your development activity.  Please tell us, and disclose in future Exchange Act reports where significant, the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

The Company capitalizes interest, payroll, and other G&A costs of personnel directly involved with its development and redevelopment projects. A 10% reduction in development activities without a corresponding decrease in these costs would have resulted in additional expense of approximately $0.8 million for the year ended December 31, 2011.

In response to the Staff’s comment, in our future filings beginning with the Company’s Form 10-Q for the quarter ended September 30, 2012, we will disclose the amount of additional expense we would incur for the applicable reporting period if we were to experience a 10% reduction in development activities, without a corresponding decrease in indirect project costs, including interest, payroll and other G&A costs.  We note that if our development activities were to be so reduced, we would be able to reduce or eliminate interest, payroll and other G&A costs to more closely align with the reduction in development activities.

Same Property Net Operating Income, page 49
2.  We note that your reconciliation of “net operating income – same properties” to ”Net Loss attributable to common shareholders” includes an adjustment for “Other income (expense), net” which appears to include net operating income for other properties in addition to non-operating income and expense.  Please revise in future Exchange Act reports to include a separate line for each significant adjustment in the reconciliation to clearly present what items are excluded from this non-GAAP measure.  Provide us with your proposed disclosure.

In response to the Staff’s comment, the Company will provide in its future filings beginning with the Company's Form 10-Q for the quarter ended September 30, 2012 a presentation of the reconciliation of net operating income – same properties to Net Income attributable to common shareholders in generally the following format:

Reconciliation to Most Directly Comparable GAAP Measure:

Net operating income – same properties	$ xx,xxx,xxx
Adjustments:
Net operating income – other properties	x,xxx,xxx
Depreciation expense	(x,xxx,xxx)
Interest expense	(x,xxx,xxx)
General and administrative expense	(x,xxx,xxx)
All other income (expense), net	(xxx,xxx)
Gains (losses) on asset sales	x,xxx,xxx
Net income	x,xxx,xxx
Net income attributable to noncontrolling interests	(xxx,xxx)
Net income attributable to Kite Realty Group Trust	x,xxx,xxx
Dividends on preferred shares	(x,xxx,xxx)
Net Income attributable to common shareholders	$x,xxx,xxx

This presentation will include all significant adjustments reconciling Net Operating Income - same properties and Net Income determined in accordance with GAAP.

Short and Long-Term Liquidity Needs, page 60

3.  We note that you incur significant capital expenditures related to tenant improvements, new development, and redevelopment projects.  We also note that you disclose the amount of tenant improvements and external leasing commissions and the amount of recurring capital expenditures on operating properties for the most recent year, and the total amounts incurred on in-process development and redevelopment properties to date.  In future Exchange Act reports, please revise to also disclose total capital expenditures by year for development, redevelopment, and other recurring capital expenditures such that the amounts may be reconciled to the amounts in the statements of cash flows.

In response to the Staff’s comment, in future filings beginning with the Company’s Form 10-Q for the quarter ended September 30, 2012, we will expand the disclosures of capitalized expenditures for developments, redevelopments, and other recurring capital expenditures to present the amounts for the current year and on a cumulative basis for each development and redevelopment.  We will also present a reconciliation of our capital expenditure disclosures in our liquidity discussion to the capitalized expenditures included in cash flow from investing activities within the statements of cash flows.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please contact me directly at (317) 577-5609 or dsink@kiterealty.com.

Very truly yours,

/s/ Daniel R. Sink

Daniel R. Sink
Chief Financial Officer